Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Abington Bancorp, Inc.

Commission File No.: 000-52705

The following is a transcript of a presentation given by executives of Susquehanna Bancshares, Inc. at an investor conference on March 2, 2011.

Susquehanna Bancshares, Inc

3/2/2011- 9:30 AM ET

Speaker ID 2

Susquehanna Bancshares, Inc.

March 2, 2011

9:30 AM ET

Unidentified Participant:	Next up we have Susquehanna Bancshares out of Pennsylvania, a Mid-Atlantic franchise, one that has seen a dramatic I think improvement in credit just here in the fourth quarter, raised capital or repaid TARP at year-end and struck a nice deal with Abington that’s still pending but should strengthen the balance sheet and give them a fair amount of excess capital to redeploy and make the deal accretive. I’d like to thank and welcome CEO, Bill Reuter, for joining us; Chief Credit Officer, Michael Quick, and Head of IR, Abe Koser. Bill?

Bill Reuter:	Okay good morning, everyone, and thanks, Matt. Mike Quick, our Chief Credit Officer, as Matt introduced, is going to have part of the presentation, talk a little bit about credit quality, but I also want to recognize the fact that our Chief Financial Officer, Drew Hostetter, who normally would make this trip who has participated on the one-on-ones by teleconference wasn’t able to make the trip due to a death in the family. His mother passed away.

Pleasure being here, I think it’s been a very productive now into the second day conference. For those of you we’ve already met one-on-one I’d offer to certainly get back in touch with us if you have any comments or questions we’ll come visit you; you come visit us or we can meet on the telephone.

I’m going to present Susquehanna in general today and talk about our 2010 financial results and the upcoming acquisition of Abington Bancorp. Then Mike is going to do a little bit about credit quality.

Just as a reminder, the presentation today will include forward-looking statements that reflect our current expectations and projections. A variety of other factors could affect these results causing them to differ materially from our current expectations. I would encourage you to make — take reference to our 10-Q and 10-K filings with the Securities and Exchange Commission.

Let me start by first giving you just an overview, a high level overview, of our Company. Susquehanna Bancshares is a regional financial service holding Company based in Lancaster, Pennsylvania and in the Northern part of Lancaster called Lititz, Pennsylvania established in 1982. Our primary subsidiary is a commercial bank, which is serving customers in Mid-Atlantic Bank literally for generations. We can trace our roots back, at least one of our communities, to 1812. Today the bank includes 222 branches throughout

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Pennsylvania, New Jersey, Maryland and West Virginia and, even though we’ve grown, we maintain a community, really a community bank feel offering local decision making and building strong relationships with customers.

In addition to Bank we have subsidiaries that provide trust and investment services, asset management services, insurance and leasing products. We have $14 billion in assets, $9.2 billion in deposits, our wealth manage of subsidiaries manage about $6.3 billion in assets under management administration and, if you look at our shareholder base, we currently have about 130 million shares outstanding, a little over 28,000 shareholders. About 66% of our shares are held institutionally.

So, over the years we’ve completed numerous acquisitions including both banks and other financial service company. This particular, chart although it’s just a little busy, you ought to just center on really the bottom line graph. We’ve done lot of acquisitions over the last 14 years. Actually we’ve done more than 35 since inception, as well as we raised capital that we just completed last year, as Matt alluded to.

With our acquisition of Abington scheduled to close later this year, total assets will be more than $15 billion. That translates to compound annual growth rate over that period since 1998 of abut 11%.

So, even as we strategically pursued these acquisitions and integrations, we also focused on organic growth of the franchise as well and if you look at organic growth of our loan portfolio, as an example, we achieved annual compound growth rates of 6.4% since 1998 and total growth rate of 10.7% during that time frame.

Organic growth in deposits since 1988 has also been good, compounded at 4.5%, total annual growth rate of 9.1% in deposits.

If you look at our principle markets and you look at 20 metropolitan statistic areas in the Mid-Atlantic, we rank in the top three by market share in nearly half of those MSAs. And over the last five years we’ve improved our rank in 15 of the 20 MSAs and in two of the five MSAs we’re already in the top — we already have the top market share and have had that top market share since 2005.

We have 222 branches located primarily in Central and Eastern Pennsylvania, Southern New Jersey, across the State of Maryland and in one country in the Panhandle of West Virginia. Our territory encompasses the Metropolitan areas of Philadelphia and Baltimore, as well as smaller historic towns and other affluent suburban areas.

The population in these areas we serve is approaching about 10 million people. The medium household income in these markets exceed that of the U.S. and during the next five years it is expected to grow at about 13.6% faster than the 12.4% growth rate projected in the U.S. over all.

The markets we serve have been more stable during this downturn than most markets in the United States. For example, in December 2010 unemployment rate in our principal markets have been a full percentage point lower than the U.S. unemployment rate.

We have strong presence in these markets. On a pro forma basis accounting for Abington acquisition, we hold more than 10% deposit market share in more than half the markets where we do business.

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Our presence in the Mid-Atlantic region goes far beyond that of just a bank. The map on this side also shows the location of our wealth management subsidiaries, Valley Forge Asset Management, Stratton Management as well as our insurance subsidiary The Addis Group, and our vehicle leasing subsidiary, Hann Financial. And I’m going to discuss each of these subs just a little bit later in the presentation.

One of the strengths of our franchise is the scale we put together in the Mid-Atlantic region. When you look at banks that have more than 90% of their deposits in Pennsylvania, Maryland and New Jersey, we’re one of only two that exceed $10 billion in assets. After that the next largest bank group is about $7 million in deposits so our branch network and strong presence make us a key player for future growth in the Mid-Atlantic region.

Over the last few years, one of our strategic initiatives has been to reduce the relative size of our construction loan portfolio. This portfolio was a source of significant portion of non-performing assets and net charge offs during this down turn. As you can see, construction loans went from 19% of our portfolio to 9% last year and in recent years we’ve achieved strong growth in residential real estate as well as increased consumer loan and lease activity.

Additionally, in 2011 we’re expecting to continue to focus on commercial loan growth while reducing our dependence on real estate based lending. After steady growth in our total loan portfolio, we did see some constriction in that portfolio last year as both consumer businesses were a little bit more hesitant to take on additional debt in wake of the recession. Even in the challenging environment, our Bank and subsidiaries did generate just about $2 billion in new net loans last year.

Now, another key initiative that we have over the last three years has been to reduce our high-cost time deposits while increasing core deposits. Our team has successfully implemented this objective. In 2008 time deposits counted for slightly more than half our total portfolio. At year-end 2010 time deposits were just 37% of total deposits with 63% being in core deposits, which also included demand, interest bearing demand, and savings deposits.

In addition to providing a low cost source of funding, increasing core deposits has helped us with customer retention. Our focus is not on customers who are rate shopping, but those who want to build a long-term relationship with a financial service provider. You can see that our efforts have produced a significant improvement in the cost of interest-bearing deposits, which declined from 3.27% in 2006 to 1.13% last year and that number is still falling.

Over the last five years we’ve seen consistent growth in net interest income. Non-interest income did decline last year and we expect there to be continued headwinds in the area of fee income as regulations from Dodd Frank go into effect.

We did a good job with expense management last year, as non-interest expense was essentially flat in 2009 and 2010 thanks to our proactive effort to resolve credit quality issues our provisions started to decline last year reaching a peak in 2009. As a result, pre-tax income in 2010 was $33 million compared to $2 million in 2009.

With bank fee income under pressure from economic slowdown and regulatory changes, Susquehanna is fortunate to have a number of additional financial subsidiaries that generate fee income. However, the importance of these subsidiaries goes far beyond just

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revenue. Our goal is to be able to offer customers virtually any type of financial service they may need. These affiliates provide additional products and services that complement our traditional approach to commercial banking operations.

Let me first talk about Valley Forge Asset Management. It’s an advisory — it’s an investment advisory asset management brokerage operation, primarily to institution, high net worth individuals. It has $2.8 billion in assets under management and, although revenues did decline with the market downturn in 2008, 2009, we saw it begin to rebound again last year. Valley Forge generated more than $14 million in revenues for us in 2010.

Stratton Management, incidentally Valley Forge and Stratton are both right in the middle of Montgomery County, which is where we’re acquiring Abington. Stratton Management works with institutions, pensions, endowments and high net worth clients and in addition the company manages and advises the Small Cap Value Fund, the Stratton Multi-cap Fund and the Stratton monthly dividend REIT shares. These mutual funds have a total of a billion dollars in assets, the largest being in the $855 million small cap fund that has an attractive four star rating. With the mutual funds and other investments Stratton has a total of $2 billion in assets under management and has generated about $13 million in revenues last year.

Next is our trust company, which offers traditional trust services, brokerage considerable (ph) service to individuals, business and non-profits. It has $902 million in assets under management as well as $519 million in assets under administration. It moves to about $15 million in revenues next year.

Our next financial subsidiary is Holland Financial Service Corporation, our auto leasing subsidiary. It does the bulk of its business with customers in New Jersey, Eastern Pennsylvania and the New York metropolitan area. It generated more than $35 million in revenue last year and in this case the revenue also includes the benefit of what we call spread income on the portfolio, as well as fees.

The last Subsidiary, non-bank sub, is The Addis Group, also located in King of Prussia in Montgomery County. It’s an insurance and risk management solution company. It’s a medium to large sized business. Most of our clients come from Southeastern Pennsylvania, Southern New Jersey and Delaware and it had $12 million in revenues last year.

So now I’m going to turn the podium briefly to Mike Quick our Chief Credit Officer. He’ll talk a little bit about credit quality. I’ll come back and up and talk about liquidity and capital and then kind of finish up with an overview of our acquisition of Abington. Michael?

Michael Quick:	Thank you, Bill. Good morning, everyone. First I will review the proactive approach we have taken to managing and improving our credit quality. As the economy began to deteriorate, we took early action to redesign our process to mitigate losses, both for the bank and loan customers. Our loan review group pursued an aggressive schedule of reviewing loans with the greatest risk to the Bank each quarter, while continuing to move — continuing a more traditional review of the low-risk eight loans on an 18-month cycle.

Our focus was designed to reduce the migration of loans to non-performing status. We also worked to reduce the non-performing loans by setting — selling credits whenever possible, enhancing our workout strategies and setting up troubled dept restructures. Troubled debt restructures, or TDRs, modify the payment structure of our loans to allow

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the borrower to continue to operate as they recover from the recession. In certain instances we created two notes, one of which was charged off but not forgiven and the other which was — which the customer would continue to pay on an ongoing basis. These were considered the good notes and they have continued to perform.

During loan quality meetings, we focused on the key categories at risk in the portfolio. Our efforts continued during 2011 with the implementation of our enhanced risk rating system that, when fully implemented, we will not only risk-rate the credits but be predictive of future defaults and losses in the portfolio.

Looking at some of our key credit metrics, we were able to reduce our provision for loan losses from $188 million in 2009 to $163 million in 2010. This was due to improvement in credit quality during the year, although net charge offs for 2010 exceeded those in 2009. If you look at the quarter-by-quarter results of last year, you can see gradual improvement. Net charge offs declined from $38.5 million in the first quarter to $34.3 million in the fourth quarter.

We did see year-over-year improvement in non-performing assets, which declined from 260 — $244 million at the end of 2009 to $215 million at year-end 2010. The improvement in credit quality is particularly evident when you look at the non-performing asset generation. We had NPA generation of almost $258 million in 2009, but then a significant decline throughout 2010. For last year we had NPA generation of $115 million with a steady decline during this year ending with only $3 million of NPA generation in the fourth quarter of 2010.

For 2010, Susquehanna’s ratio of net charge-offs to average loans and leases and non-performing assets to total loans, leases in OREO, were both better than the medium of our in market peers. This slide provides a more detailed look at the credit migration within our portfolio.

As I mentioned earlier in these presentations the construction portfolio was — had generated a much higher rate of non-performing loans and charge offs than other categories. Within the construction portfolio the rate of non-performing loans declined from 8.77 in 2009 to 6.59 last year. Net charge offs for construction loans increased from 2009 to 2010, reflecting our aggressive efforts to resolve these loans.

Now I will turn back the presentation to Bill.

Bill Reuter:	Okay so now let’s take a quick look at our liquidity and capital position. We maintain a very strong level of liquidity. At year-end December 31st we had a wholesale funding capacity of $5.2 billion with $3.4 billion still available. If you look at year-end December 31st, we had in our investment portfolio we had $2.4 billion and in the investment portfolio, which was about $20 million under water at year end with current yield of 3.58%. And, if you look at our other than temporary impairment charges, since 2008 we’ve taken a cumulative charge of $22.6 million in OTTI. That equates to 1.1% of our 2007 security portfolio and by comparison our peer group median cumulative OTTI charges were about 3.21% of their 2007 security portfolio.

We’ll continue to exceed regulatory standards for well capitalized institutions, both now and when we acquire Abington later this year that will even further strengthen our already strong balance sheet. And on a pro forma basis we’re going to exceed every comparable median capital ratio of our peer group. And, before you leave that slide, let me also mention if you just look at Basel III, what we think Basel III guidelines will be

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will exceed a minimum of 350 basis points every — over every Basel III well capitalized benchmark.

Let me now turn to our acquisition of Abington Bancorp. We made this announcement in January. The transaction is expected to close in the third quarter. Abington was founded back in 1867 and that’s grown to 20 branches in the suburban counties encircling Philadelphia. I might mention to you that Philadelphia is one of a target area that we decided several years ago we wanted to grow our franchise in substantially. It certainly will strengthen our position in Montgomery County and Delaware Counties and give us introduction and initial presence in Bucks County.

In particular, the transaction will take us into the ranks of the top 10 banks and deposit market share in Montgomery County, a market that is one of the highest median household income in Pennsylvania and in the United States. Abington customers, along with a combination of Susquehanna, we’re going to provide our full-service platform of services to them. This includes increased commercial lending capabilities through SBA, USDA, small business as well as wealth management in our subsidiaries that we own, most of — all of which are headquartered in Montgomery County.

We also expect to expand our mortgage origination capability in the greater Philadelphia area through Abington, as well as we’ve just hired about seven new originators in that market, a market that in past we’ve touched very, very little. The merger expected to provide an attractive return to shareholders, the internal rate of return is calculated to be about 20%. It’s also expected to add about 100 basis points to Tier One Common.

We anticipate the transaction to be neutral to 2012 earnings per share without taking in effect the benefit of the increased capital. Ultimate earnings per share accretion are going to be driven by how we deploy the capital that we create through the transaction itself. We view this transaction as low risk. It’s in market; it’s low risk. It’s a market we know. It operates within Susquehanna’s territory. We have other non-bank subsidiaries and bank subsidiaries directly in that market. We have a proven track record of integrating numerous acquisitions over our 28 year history as our holding company and we’re confident that our experience will assist us in generating additional synergies to drive earnings growth.

Now, one compelling reason for this merger is Abington has 20 branches that complement our network of offices so well. As I mentioned, Abington’s branches are located primarily in Montgomery County. Additionally, they have branches in Bucks County, a new market for us, as well as an office in Delaware County. There’s no branch overlap involved here and, in fact, Abington’s branches fit, fill the gaps that we previously existed in our network in the greater Philadelphia area. I’ve said in some of the one-on-ones this acquisition does jump start our Philadelphia strategy by three to five years. Susquehanna has commercial loan customers in Abington’s market already, as well as business customers in Philadelphia who live in Montgomery County, and our limited branch presence in Montgomery County is constrained us, our ability, to be able to effectively compete for the whole personal relationship of those customers and we expect that the addition of Abington’s strong branch presence and experienced staff will give us an immediate advantage in competing for those total customer relationships.

While our branch presence in Montgomery County was limited, we do have a strong base of business there, as I mentioned, with Valley Forge Asset Management, Stratton Management are both headquartered in Montgomery County. The Addis Group is also headquartered there. Our small ticket commercial finance company is also based in the

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area, so we expect to leverage the expertise of all these companies to win business in the affluent demographic region served by Abington. We offer the advantage of investment management expertise provided by professionals who are virtually right next door to Abington’s offices and we intend to expand the financial products available, while maintaining Abington’s excellent record of customer service.

In fact, the focus of customer service and building relationships in local communities has been a hallmark of both our companies. Abington was recently recognized for about the fifth year in a row as top community bank in Montgomery Media Reader’s Choice Awards. Conversely, Susquehanna has earned similar accolades in customer satisfaction surveys for markets in the Mid-Atlantic region.

This next slide summarizes financial impact of the transaction. We expect internal rate of return of 20%. The transaction will add about $95 million in capital, which represents 60 and 100 basis points respectively to tangible common equity in Tier One. The ultimate impact at EPS will be driven by how well we deploy excess capital. Assuming no benefit for deploying capital, the transaction is 3% accretive to 2012 earnings per share and neutral to normalized earnings per share.

However, if we utilize the excess capital to grow the balance sheet by originating earning assets or buyback shares, the transaction will result in meaningful accretion. These expectations for the transaction are based on a conservative assumption, including an estimated 8% lifetime loss on mark of the portfolio. Cost savings are estimated at $8 million and one-time pre-tax related charges are estimated at — projected at about $21 million.

Here, a review over the pricing metrics of the Abington transaction based on a $9.70 price of Susquehanna share. The price represents 10.3% premium to close at announcement date. We’re paying 1.2 times tangible book value and, if you look at it after adjusting for credit marks, it’s 1.3 times. On a core deposit premium basis we’re paying about 8% premium and based on fourth quarter net income adjustment adjusted for excess capital, the price to earnings is about 24 times.

In summary, this is an in market expansion in the greater Philadelphia area, a region that we’ve already targeted for growth. In fact, we’ve opened I said two offices in Center City Philadelphia in the past 18 months, both of which are doing very good. We believe that expanding branch concentration in surrounding suburbs will increase our brand awareness, create additional synergies within our Company, as we serve Center City Philadelphia and Montgomery, Chester and Bucks County. The acquisition gives us an opportunity to build revenue and enhance the value of the franchise by providing our full service product line and wealth management platform to communities served by Abington.

Now, the financial aspect of this combination is strong. It will, again, provide us about $95 million in additional capital to deploy and therefore build accretion as a result of the transaction. Let me close by discussing just a few strengths that Susquehanna Bancshares offers to investors. First, we’re a diversified financial service holding company. Our primary subsidiary is a regional community bank with a history dating back more than a century in many of our markets. That gives us a firmly established identity in the marketplace and a core group of customers that relied upon us in some cases literally for generations. As the financial needs of those customers have become larger and more complex, our Company has grown and diversified basically to meet those demands.

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We have acquired other companies, such as our wealth management insurance and leasing subsidiaries. This ensures that we can meet almost any financial need that our business and consumer customers may have. In addition, it gives us the opportunity to cross sell services and expand the business of our fee generating income subsidiaries. We’re well positioned with a strong presence in our markets to organic growth and strategic acquisitions.

We’ve built a franchise that competes in the region with attractive demographics and potential for growth. Susquehanna has a fortress balance sheet with capital ratios that exceed the benchmarks of well capitalized companies and the median capital ratios of our peer institutions. Clearly the acquisition of Abington later this year will further strengthen that already strong capital position, enabling us to provide a variety of options to deploy capital for future growth.

The continued fallout of the economic downturn and upcoming new regulations are creating a challenging environment for banks. With a franchise that’s hard to replicate, a fortress balance sheet and experienced team of leaders and employees, we’re well positioned to seek out and pursue opportunities for growth in the future. Now, that concludes my presentation and we’ll be more than happy to take your comments or questions. Yes please, anybody? Matt?

Unidentified Audience Member:	Thanks. Can you talk a little bit about the opportunity you might have to keep the Abington Charter and help to mitigate some FDIC insurance related costs, maybe quantify that and discuss how that might be able to occur?

Bill Reuter:	Yes I mean to give you some, maybe some background, with the new FDIC regulations having just been promulgated, there literally is a $10 billion cliff. Once you get over $10 billion on a single charter in terms of the additional payments you’re going to make to the FDIC for insurance purposes. So we’re a $15 billion — or $14 billion going to be $15 billion, single charter, single bank holding company and ironically we worked for five years to get multiple charters down to one charter, one brand. It’s the right thing to do, an efficient way to do it but that efficiency and that one charter costs you once you get over the $10 billion.

As a matter of fact, we’re currently paying about $14 million in FDIC insurance. That’s going to go to $23 million if we stay as a single charter. That doesn’t make any sense but that’s the way it is so if we actually split the charters back into two we’re going to go from $14 million to $11 million so we’re looking at the possibilities of taking that Abington’s charter and looking at potential to convert it and we’ll transfer some good solid assets into Abington and create maybe two charters of one of $7 billion and one of $8 billion.

You’re kind of kicking the can down the road a little bit because the next acquisition you do what do you do? Do you do a third charter or do you do something less than $3 billion so — but it’s the rules are the rules and you know, we can’t not at least look at this opportunity because you basically have our calculation is about $7 million in cost savings at risk.

Unidentified Audience Member:	(Inaudible question—microphone inaccessible).

Bill Reuter:	Oh no they’ll all be Susquehanna brand yeah. Everything will be Susquehanna. Other questions please. I feel like it’s a conference call, Matt.

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Unidentified Participant:	Yeah I know. In terms of M&A in Pennsylvania I think there has been a lot of chatter about the state consolidating. Do you get the sense that will occur and, if it does, does that mean the deal has become more price competitive obviously and when might that happen?

Bill Reuter:	Yes I mean there’s a lot of dialogue, Matt, occurring right now, not just in Pennsylvania, and I want to point out to you we have a great Pennsylvania franchise. We also have a great Southern New Jersey and a great Maryland franchise. About 25% of our franchise is in Maryland. Since November 1st, and those were on the one-on-ones with me; I’ve already said this to you but since our — since November 1st we’ve looked at the five transactions since November 1st. Obviously we did Abington.

We’ve developed a fair amount of discipline in terms of what we’re going to do and what parameters we look for and I can tell you on the other four transactions we looked at one was about the right size for us, probably the smaller end of the size, but it just wasn’t in the demographic market we wanted to be in. In other words, if we can’t be in a demographic heart or in a market that’s equal to or better than Lancaster, Pennsylvania, we’re probably not going to go there.

So the one bank, which was the right size, was not in the right demographic market. I would say the second bank was just too small. The third bank was the right size and the right demographic market but if we wait for 60 days that were probably going take a shot at an FDIC assisted so it wasn’t really a whole bank deal. And then the fourth transaction was a transaction we would have loved to do but you just can’t make the numbers work and probably it needs to be an FDIC assisted deal but maybe there will be a private equity deal somewhere in the middle. So we’ve developed a fairly disciplined approach to taking a look at these transactions.

Again, demographics, they’re equal to or better than Lancaster. Accretion in the first year from an EPS standpoint, both on a cash and GAAP basis, we want high-teen IRR; we want what I consider to be negligible, tangible book value dilution. The Abington deal is less than 2% dilute up to tangible book value and we earn that back in a little less than two years. And the last thing is some subjective assessment of the management team, what’s their culture or are they checking out or are they going to be part of the team? What the — how are we going to merge them into us?

And then the answer to your question more specifically, I think that Maryland is probably not over banked in terms of the number of little banks. It has some. Pennsylvania has a lot of small banks and listen, we were a small bank at one time so I am very respectful of what small banks do. I do believe that Dodd — that small banks that got no pass on Dodd Frank. I think a lot of small banks thought they did on interchange fees. They may have gotten a little break (ph) fee right now on FDIC insurance but I think the headwinds for banks like us are even multiplied as you get down to small banks when you have to take a look at access to capital and headwinds on compliance and are they going to be treated pretty much the same way from a regulatory standpoint as mid cap banks are.

So I think, as a result of that, you’re going to see a lot — there are a lot more discussions occurring at the top management level and with boards relative to what do I need to do here. That’s not to say there won’t be niche banks that are smaller but there — will they get together and consolidate? Will they say we want to put ourself up for sale? I do think that depending upon where you are and the region of the state you’re in and the region of the country you’re in, there could be more sellers than buyers at some point in time, but I do think Pennsylvania there will be some roll up in Pennsylvania on a number

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of different scale basis. I think the economy in the Mid-Atlantic in Maryland, the Panhandle West Virginia, Pennsylvania in general and Southern New Jersey has held up very, very well.

You know, we don’t like the charge offs. If we had -- if we charged off 20 basis points in a year we thought we had a bad year but we’ve weathered the storm very, very well. We were stronger than ever. We’re ready to do business. We’re out beating the bushes for loan volume again right now. We have great fee income potential with our other non-operating subs so I do think there will continue to be this — a lot of talk because it’s already occurring. Now, how that manifests itself and at what time frame I can’t tell you but there will be a lot of talk about these kind of issues in 2011 for sure. Yes, sir?

Unidentified Audience Member:	Yes just curious about your wealth management businesses, Valley Forge and Stratton, are those businesses something you’d want to add to with more acquisitions or are you just going to kind of grow those organically?

Bill Reuter:	Actually both. You know, those companies drive margins of anywhere from 44% to 49% and one of our potential deployment of this excess capital in addition to some of the things we mentioned from stock buybacks to another M&A would be the use of that capital to acquire something to grow the wealth management business. Our ultimate goal was to get — our ultimate goal has always been to get wealth management assets up to the size of bank assets. We’ve never been able to get there because the Bank has been growing faster than the wealth management but clearly our next benchmark is to get that company up to about $10 billion in assets under management administration so it will be a combination of things. It will be a combination of organic growth and a combination of looking for other complementary asset management companies that are basically in our footprint.

Unidentified Participant:	Can you update us on the Hann business? Do you — this environment you know, the auto lending and leasing I think improving but still fairly price competitive all of a sudden, I guess can you update us maybe on your commitment to Hann? I know at one point in time I think you considered selling it but it was too costly to do so, so I’m just curious about that business.

Bill Reuter:	Yes I’m more than happy to do that. I think I said in the presentation Hann actually generated about $35 million for us last year in revenues and despite the fact that car leasing volume is down substantially across the board, and Hann’s model is a different model than traditional models that banks get involved in where I think if you looked at the FDIC insurance ranking I think leasing had the highest risk weighting in terms of losses in the past three to five years. We actually — the worst year we’ve ever had at Hann from a charge off standpoint was five basis points because of their back-end model. In other words, we have a — were able to dispose of a great deal of our cars retail so we saved about $2,500 to $2,800 per car by selling it retail as averse to taking it to the Manheim (ph) auto auction.

What — the reason Hann was as profitable as it was last year and will be for hopefully the next three years going forward is because we actually can take those car leases and pledge them at the discount window now as part of the whole treasury remake so we’re able to pledge those car leases at the discount window and borrow at a very low rate. We’re still getting upwards of 5% on leases, so the spread margin has never been better.

If you look out three years, Matt, the residual value, our residual value insurance will be at an all-time low for the next three years. In other words, you lock in three years in

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advance so we know that we’re going to be at the lowest level ever for residual value insurance for the next three years so if we get some help with the car business and some returns maybe to people wanting to lease cars then — and Hann I might also mention, they don’t — they lease mostly import cars. Their biggest market is Long Island, Manhattan. They’re low mileage leased vehicles that — whose people typically commute to New York and drive their car on a weekend, so the credit experience has been great. We’ve got a good handle on residual value. The profitability of the company has never been greater, although volume is down significantly because of just the car industry in general.

Now, we are going to use Hann in another way this year as on a kind of a trial basis. They have 2,000 dealers in their network and we’re going to generate about $50 million in a trial basis of car loans through those import dealers that Hann will underwrite. Remember they had five basis points in charge offs. They know how to underwrite a car and so we’re going to generate about $50 million in indirect business through them this year, although I’ll be the first to admit it’s very much a trial basis. I am not a big believer in anything other than an enduring relationship with a customer and when you’re doing that kind of transaction it’s a one-on-one deal. But in general Hann is doing well. We’d just like to see the volumes pick back up. Other questions?

As I mentioned in our one-on-ones, I am more than happy to engage you in dialogue, either face to face or telephonically, however you’d like, going forward. We are going to be available at lunch and most of the rest of the afternoon so any other last minute questions please. Enjoyed being here, it’s a great conference and thank you to KBW.